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                                                                          OMB APPROVAL
                                 UNITED STATES                    OMB Number:       3235-0058
                       SECURITIES AND EXCHANGE COMMISSION         Expires:      May 31, 1997
                             WASHINGTON, D.C. 20549               Estimated average burden
                                                                  hours per response.....2.50
                                  FORM 12b-25
                                                                         SEC FILE NUMBER
                          NOTIFICATION OF LATE FILING
                                                                           CUSIP NUMBER
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(Check One): /X/ Form 10-K  / / Form 20-F  / / Form 11-K  / / Form 10-Q  / / FORM N-SAR
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         For Period Ended:    September 30, 1995
                          --------------------------------
         /  / Transition Report on Form 10-K
         /  / Transition Report on Form 20-F
         /  / Transition Report on Form 11-K
         /  / Transition Report on Form 10-Q
         /  / Transition Report on Form N-SAR
         For the Transition Period Ended: ______________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant

         MHM Services, Inc.
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Former Name if Applicable

         Mental Health Management, Inc.
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Address of Principal Executive Office (Street and Number)

         8000 Towers Crescent Drive, Vienna, Virginia 22182
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
/X/ thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of the reduction of Registrant's staff this year available to assist in the preparation of the annual report and the recent disruptions to the staff on this project, including the death of a spouse and evacuation of the Registrant's office building caused by a bomb threat this week, Registrant cannot file the report within the prescribed time period.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)

                                                                SEC 1344 (6/94)

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Carolyn Zimmerman                     (703)           749-4651
         --------------------------        ------------- -----------------------
                 (Name)                      (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s)
         been filed? If answer is no, identify report(s).         /X/ Yes / / No

         -----------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                               /X/ Yes / / No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  (See Rider Attached Hereto)
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                              MHM Services, Inc.
           --------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date                              By
     --------------------------      --------------------------------
                                       Carolyn Zimmerman, Vice President and
                                                  Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section
         232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).
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                              RIDER TO FORM 12b-25

                                       OF

                               MHM SERVICES, INC.


PART IV - OTHER INFORMATION

(3) The Registrant anticipates that the financial statements to be filed as a part of the Annual Report on Form 10-K for the fiscal year ended September 30, 1996 will reflect net revenues of $34,670,000 compared to $41,109,000 in fiscal 1995, and a net loss of $14,237,000, or $4.30 per share, as compared to a net loss of $4,023,000 or $1.22 per share, for the prior fiscal year. The decrease in revenues and increase in net loss were attributable largely to the sale of six of the Registrant's seven freestanding behavioral health facilities and the writeoffs of intangibles related to these facilities, respectively.